EXHIBIT 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, 2007, 2006, and 2005

(DOLLARS IN THOUSANDS)

	2009	2008 (as restated) (d)	2007 (as restated) (d)	2006 (as restated) (d)	2005 (as restated) (d)
(Loss) income before benefit (provision) for income taxes from continuing operations	$(169,786)	$(365,488)	$35,582	$54,991	$69,232
Fixed charges (a)	80,021	87,634	102,228	115,217	120,002
(Loss) earnings available for fixed charges	(89,765)	(277,854)	137,810	170,208	189,234
Fixed charges (b)	81,739	88,396	102,228	115,217	120,002
(Deficit) excess of (loss) earnings over fixed charges	$(171,504)	$(366,250)	$35,582	$54,991	$69,232

Ratio of earnings to fixed charges	0.00	0.00	1.35	1.48	1.58
(Loss) earnings available for combined fixed charges and preferred stock dividends	$(89,765)	$(277,854)	$137,810	$170,208	$197,512
Combined fixed charges and preferred stock dividends (c)	81,739	88,396	102,228	115,217	128,280
(Deficit) excess of (loss) earnings over combined fixed charges and preferred stock dividends	$(171,504)	$(366,250)	$35,582	$54,991	$69,232
Ratio of earnings to combined fixed charges and preferred stock dividends	0.00	0.00	1.35	1.48	1.54

(a)                Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount, and amortization of deferred financing costs.

(b)               Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount,  capitalized interest and amortization of deferred financing costs.

(c)                Combined fixed charges and preferred stock dividends consist of interest expense, which includes interest on all debt and amortization of debt discount and premium, capitalized interest and deferred financing costs and preferred stock dividends.  Preferred stock dividends are divided by (1 — effective tax rate) with the tax rate being 39.55% for the year ended December 31, 2005.  Accordingly, there were no preferred stock dividends paid in 2006, 2007, 2008 or 2009.

(d)               Earnings included in this ratio include the effects of the retrospective application of FSB APB 14-1 and FAS 160.